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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K [ ] Form 20-F  [ ] Form 11-K [X] Form 10-Q
              [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  JUNE 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

EPIXTAR CORP.
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Full Name of Registrant

GLOBAL ASSET HOLDINGS, INC.
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Former Name if Applicable

11900 Biscayne Boulevard, Suite 700
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Address of Principal Executive Office (Street and Number)

Miami, Florida  33181
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a.) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b.)[X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
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         (c.)     The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for the Registrant to prepare and complete the preparation of its Consolidated Financial Statements, and Management's Discussion and Analysis of Financial Condition and Results of Operations section to be included in its Form 10-Q for the quarter ended
June 30, 2005 is not presently available and can not be provided within the prescribed time period without unreasonable effort or expense. The Registrant anticipates that it will file its Form 10-Q within the five-day extension provided by Exchange Act Rule 12b-25.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Irving Greenman                  (305)                 503-8600
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   (Name)                     (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's net loss for the three and six months ended June 30, 2005 is expected to be approximately $(5,000,000) and $(10,000,000), respectively, compared with net losses of $(3,663,795) and $(4,523,349), respectively, for the comparable periods in 2004.

The increase in the loss for the June 2005 quarter compared with the same period in 2004 is due to the Registrant's expansion during 2004 and 2005 into business process outsourcing and contact center services operations (BPO), and a decline of approximately 39.7% in the gross profit of its internet service provider services (ISP) as a result of a declining customer base compared with the June 2004 quarter. Higher costs in the Registrant's BPO operations are primarily the result of (1) increased personnel costs of approximately $2.0 million associated with an increase in the number of employees hired since June 30, 2004 with approximately 500 employees added on January 2005 through the Registrant's acquisition of IMS; (2) an increase in depreciation and amortization expenses of approximately $400,000, as a result of capital expenditures made in connection with the Registrant's expansion of its BPO operations; and (3) an expense of approximately $400,000 from the amortization of intangibles resulting from the IMS acquisition.



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                                  EPIXTAR CORP.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   August 16, 2005                        By: /s/ Irving Greenman
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                                                   Irving Greenman.
                                                   Chief Financial Officer